Exhibit 99.1
FOR IMMEDIATE RELEASE
Press Release
SIFY TO REPORT SECOND QUARTER 2007-08 FISCAL YEAR FINANCIAL RESULTS ON WEDNESDAY, OCTOBER 24, 2007
Chennai, India, Friday, October 19, 2007. Sify Technologies Limited (Nasdaq: SIFY), a leader in Consumer Internet and Enterprise Services in India with global delivery capabilities, announced today that it will report its financial results for the second quarter of fiscal year 2007-08, ended September 30, 2007 on Wednesday, October 24, 2007 before the market opens.
In conjunction with the earnings release, Sify will host a conference call at 9.00 AM EDT hosted by Mr. Raju Vegesna, Chairman of the Board and Chief Executive Officer, Mr. Suri Venkat, Chief Operating Officer and Mr. M P Vijay Kumar, Chief Financial Officer.
Interested parties may participate in the conference call by dialing 877-407-8031 (U.S. or Canada) or +1-201-689-8031 (international), which will also be simultaneously broadcast live over the Internet at www.sifycorp.com or www.vcall.com. Please allow extra time prior to the call to visit the site and download the streaming media software required to listen to the Internet broadcast.
The online archive of the Web cast will be available shortly after the conference call, or investors can listen to the replay by dialing 877-660-6853 or +1-201-612-7415 and entering account number 286 and conference ID number 258304. Please allow for some time post conference call to access the archive of the Web cast.
About Sify
Sify is among the largest Internet, network and e-Commerce services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches 221 cities and towns in India. A significant part of the company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services, enterprise applications and hosting. A host of blue chip customers use Sify’s corporate service offerings. Consumer services include broadband home access, dial up connectivity and the iWay cyber café chain across 163 cities and towns. Sify is recognized as an ISO 9001:2000 certified service provider for network operations, data center operations and customer support, and for provisioning of VPNs, Internet bandwidth, VoIP Solutions and integrated security solutions, and BS7799 certified for Internet Data Center operations. Sify.com the consumer portal of Sify has sub portals like www.samachar.com, www.walletwatch.com, www.sifymax.com and www.chennailive.in, www.bangalorelive.in, www.mumbailive.in,

www.hyderabadlive.in the city based live video on the web. The content is available in 5 Indian languages, which include Hindi, Malayalam, Telugu, Kannada and Tamil.
For more information about Sify, visit www.sifycorp.com
Forward Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.
For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risks Related to Our Business” in the company’s report on Form 20-F for the year ended March 31, 2007 which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.
For further information please contact:

Mr. David Appasamy	Trúc N. Nguyen
Investor Relations	Investor Relations
Sify Technologies Limited	The Global Consulting Group
91-44-2254 0770 Ext. 2013	646-284-9418
Email: david_appasamy@sifycorp.com	Email: tnguyen@hfgcg.com

Stacy Dimakakos
Media Queries
The Global Consulting Group
646- 284-9455
Email: sdimakakos@hfgcg.com